UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly held Company

Corporate Taxpayer’s ID (CNPJ/MF) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO THE MARKET

RECALCULATION OF THE AMOUNT OF INTEREST ON CAPITAL

DELIBERATED ON DECEMBER 16, 2025

In continuity to the Notice to Shareholders of December 16, 2025, published in the edition of December 17, 2025, of the newspaper Valor Econômico, Telefônica Brasil S.A. ("Company") announces to its shareholders that, due to the acquisitions of shares of its own issue under the Company’s Share Buyback Program, the amount per share for the Interest on Capital declared by the Board of Directors on December 16, 2025, is now changed as follows:

From:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	12/16/2025	12/29/2025	0.10945864515	0.01641879677	0.09303984838

To:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	12/16/2025	12/29/2025	0.10952537999	0.01642880700	0.09309657299

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of December 29, 2025. After this date, the shares will be traded as “ex-interest”. The payment shall be executed by April 30, 2026, in a date to be defined by the Company’s Board.

São Paulo, December 29, 2025.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Email: ir.br@telefonica.com https://ri.telefonica.com.br/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 29, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director